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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                               DCB Financial Corp.
                               -------------------
                                (Name of Issuer)

                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                    233075100
                                    ---------
                                 (CUSIP Number)

                                 S. Robert Davis
                                 5695 Avery Road
                               Dublin, Ohio 43016
                                 (614) 889-1143
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 2002
                                   -----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.   233075100

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      (1)   Name of Reporting Person
            S. Robert Davis

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      (2)   Check the Appropriate Box if a Member of a Group
            (a)  [_]
            (b)  [X]

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      (3)   SEC Use Only

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      (4)   Source of Funds
            BK

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      (5)   Check if Disclosure of Legal Proceedings is Required Pursuant
            To Items 2(d) or 2(e)
            Not applicable.

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      (6)   Citizenship or Place of Organization            United States

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Number of           (7)      Sole Voting Power           188,800 shares     4.5%
Shares
Beneficially        ------------------------------------------------------------
Owned by            (8)      Shared Voting Power              0 shares
Each
Reporting           ------------------------------------------------------------
Person With         (9)      Sole Dispositive Power      188,800 shares    4.5%

                    ------------------------------------------------------------
                    (10)     Shared Dispositive Power         0 shares

                    ------------------------------------------------------------

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                  188,800  shares

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            N/A

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         (13)   Percent of Class Represented by Amount in Row 11            4.5%

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         (14)   Type of Reporting Person (See Instructions)                   IN

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Item 1.  Security and Issuer

The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of DCB Financial Corp., an Ohio corporation (the "Issuer"). The Issuer's principal executive office address is 110 Riverbend Avenue, Lewis Center, Ohio, 43035.

Item 2.  Identity And Background

(a)   Mr. S. Robert Davis.

(b)   Mr. S. Robert Davis' address is 5695 Avery Road, Dublin, Ohio 43016.

(c) Mr. S. Robert Davis' principal occupation is the Chairman of the Board and President of Media Source, Inc.

(d-e) During the last five years, Mr. S. Robert Davis has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)   United States.

Item 3.  Source And Amount Of Funds Or Other Consideration

The aggregate purchase price of the Common Stock covered by this Statement is $2,707,000.00. The purchase price is represented by funds borrowed from a national banking association under an unsecured line of credit.

Item 4.  Purpose Of Transaction

The securities covered by this Statement were acquired for the purpose of investment and to take such actions as Mr. S. Robert Davis deems appropriate to enhance the value of his investment. Mr. S. Robert Davis has a present intention to acquire additional shares of Common Stock as permitted by applicable securities laws, and may dispose of all or some portion of the Common Stock owned by him as permitted by applicable securities laws.

Other than the foregoing, Mr. S. Robert Davis has no present plan or proposal which relates to or would result in any of the items listed in subparagraphs (a) through (j) of the General Instructions for Item 4.

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Item 5.  Interest In Securities Of The Issuer

(a) Mr. S. Robert Davis beneficially owns 188,800 shares of Common Stock, or 4.5% of the outstanding shares of Common Stock of the Issuer, based upon information provided in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

(b) Mr. S. Robert Davis holds sole voting and disposition power with respect to the shares of Common Stock beneficially owned by him.

(c) Within the past sixty (60) days, Mr. S. Robert Davis has effected the following purchases of shares of the Common Stock:

         Date            Amount              Price per Share       How Effected
         ----            ------              ---------------       ------------
         3/7/2002        1000 shares         $15.02                Broker
         3/14/2002       1000 shares         $15.40                Broker
         3/21/2002       5665 shares         $15.70                Broker
         3/26/2002       2000 shares         $15.87                Broker
         3/26/2002       4750 shares         $15.87                Broker
         4/8/2002        1000 shares         $16.35                Broker
         4/8/2002        1000 shares         $16.35                Broker
         4/11/2002       500 shares          $16.70                Broker
         4/11/2002       1000 shares         $16.60                Broker
         4/16/2002       450 shares          $16.90                Broker
         4/16/2002       550 shares          $16.90                Broker
         4/16/2002       1000 shares         $16.60                Broker
         4/16/2002       2000 shares         $16.55                Broker
         4/16/2002       1400 shares         $16.55                Broker
         4/16/2002       300 shares          $16.55                Broker
         4/23/2002       600 shares          $16.83                Broker
         4/23/2002       1000 shares         $16.85                Broker
         4/23/2002       1000 shares         $16.85                Broker
         4/24/2002       1800 shares         $16.48                Broker
         4/25/2002       38 shares           $17.00                Broker
         5/1/2002        500 shares          $16.80                Broker
         5/2/2002        500 shares          $17.29                Broker
         5/2/2002        200 shares          $17.29                Broker
         5/2/2002        1000 shares         $17.35                Broker
         5/3/2002        1200 shares         $17.84                Broker
         5/6/2002        400 shares          $17.73                Broker

(d-e)    Not applicable.

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Item 6.  Contracts, Arrangements, Understandings Or Relationships With Respect
         To Securities Of The Issuer

Not applicable.

Item 7.  Material To Be Filed As Exhibits

Not applicable.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 6, 2002                     By: /s/ S. Robert Davis
                                            ------------------------------------
                                               S. Robert Davis

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